As filed with the Securities and Exchange Commission on December 1, 2010
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
NAVIOS MARITIME ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Republic of Marshall Islands	6770	N/A
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Nr.)
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street\Piraeus, Greece 185 38
(011) +30-210-4595000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Angeliki Frangou
Chairman and Chief Executive Officer
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
The Chrysler Center
666 Third Avenue
New York, New York 10017
(212) 935-3000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.
If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate offering	Amount of
securities to be registered	Registered	share (1)	price (1)	registration fee
Common Stock, par value $0.0001 per share	1,894,918	$4.70	$8,906,114.6	$635.00

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1993, as amended, and based on the average of the high and low prices of the Registrant’s shares of common stock as reported on the New York Stock Exchange on November 29, 2010.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated December 1, 2010
PRELIMINARY PROSPECTUS
1,894,918 Shares of Common Stock
NAVIOS MARITIME ACQUISITION CORPORATION
          This prospectus relates to the disposition from time to time by the selling stockholder of up to an aggregate of 1,894,918 shares of our common stock that were issued on September 10, 2010 as part of the consideration for our acquisition of a fleet of seven very large crude carrier tankers for an aggregate purchase price of $587.0 million, pursuant to a Securities Purchase Agreement, dated as of July 18, 2010, by and between us and Vanship Holdings Limited.
          Our common stock is currently traded on the New York Stock Exchange under the symbol “NNA”, and on November 30, 2010, the last reported sales price of our common stock was $4.57 per share.
          The selling stockholder may offer and sell any or all of the shares of common stock from time to time at fixed prices, at market prices prevailing at the time of sale or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholder, you should refer to the section entitled “Plan of Distribution” on page 45 of this prospectus.
          We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder.
          An investment in our common stock involves risks. See the section titled “Risk Factors” beginning on page 10 of this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before making your investment decision.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                     , 2010.

ABOUT THIS PROSPECTUS
          In this prospectus, “we”, “us”, “our”, “Navios Acquisition” and the “Company” all refer to Navios Maritime Acquisition Corporation.
          Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference and is prepared in accordance with accounting principles generally accepted in the United States.
          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC.
          This prospectus does not contain all the information provided in the registration statement that we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find Additional Information.”
          This summary highlights the material information contained elsewhere in this prospectus or in other documents incorporated by reference in this prospectus. As an investor or prospective investor you should carefully read the risk factors and the more detailed information that is included elsewhere in this prospectus or is contained in the documents incorporated by reference into this prospectus.

PROSPECTUS SUMMARY
The following is only a summary. We urge you to read the entire prospectus, including the more detailed financial statements, notes to the financial statements and other information incorporated by reference from our other filings with the SEC. An investment in our securities involves risks. Therefore, carefully consider the information provided under the heading “Risk Factors” beginning on page 10.
Business Overview
     Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long-, medium- and short-term charters. We are committed to providing quality transportation services and developing and maintaining long-term relationships with our customers. We believe that the Navios brand will allow us to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.
     Our current fleet consists of a total of 22 double-hulled tanker vessels, aggregating approximately 2.9 million deadweight tons, or dwt. The fleet includes seven very large crude carrier (“VLCC”) tankers (over 200,000 dwt per ship), which transport crude oil, six Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), seven Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 22 vessels in our current fleet, we have taken delivery of six VLCC tankers, two LR1 tankers and one chemical tanker. We expect to take delivery of the other chemical tanker by the end of this year, three vessels in 2011 and nine vessels in 2012. We also have options to acquire two additional product tankers. All the vessels that we have taken delivery of, as well as one that we will take delivery of in the second quarter of 2011, are currently chartered-out to high-quality counterparties, including Formosa Petrochemical Corporation, Sinochem Group, SK Shipping, DOSCO (a wholly owned subsidiary of COSCO) or their affiliates, with an average remaining charter period of approximately 6.6 years. As of November 30, 2010, we have charters covering 95.6% of available days in 2010, 81.3% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction.
     Our principal focus is the transportation of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals. We will seek to establish a leadership position by leveraging the established expertise and reputation of Navios Maritime Holdings Inc. (“Navios Holdings”) for maintaining high standards of performance, risk management, reliability and safety. Navios Holdings has a long track record in the drybulk shipping and logistics industries and has developed strong relationships with charterers, financing sources and shipping industry participants. We believe that our modern fleet and the Navios brand name should allow us to charter-out our vessels for long periods of time and to high-quality counterparties. In addition, by leveraging the managerial support and the purchasing power of Navios Holdings, we believe that we can operate our business efficiently and cost effectively. Our business model is to seek to generate stable and predictable cash flows through our contracted revenues and ability to operate our fleet at costs below the industry average for vessels of a similar type.
Our Fleet
     Navios Acquisition owns 22 crude oil, product tanker and chemical tanker vessels with options to acquire two additional vessels.
     Eight of the vessels that we have taken delivery of, as well as the VLCC tanker that we expect to take delivery of in the second quarter of 2011, are chartered-out on long-term contracts with an average remaining duration of 7.2 years at fixed base rates. The charter contracts of seven of our 10 currently chartered vessels have profit sharing arrangements, which allow us to capture increased earnings during strong freight markets, while ensuring a minimum base charter rate in any market environment.
     Our fleet also includes 13 newbuilding vessels not currently delivered. As these vessels near completion and delivery, we expect to charter these vessels under long-, medium- and short-term charters, subject to market conditions. As a result of the planned deliveries, our available days of 1,166 in 2010 will grow to 5,738 available days in 2012 and 8,030 in 2013, when all 22 vessels are in operation for a full year.

Our consolidated fleet as of the date of this prospectus consisted of the following:

			Built/Delivery	Net Charter	Expiration
Vessel	Type	DWT	Date	Rate	Date	Profit Share
				($ per day)
Owned Vessels
Colin Jacob	LR 1	74,671	2007	17,000	June 2013	50% above $17,000
Ariadne Jacob	LR 1	74,671	2007	17,000	July 2013	50% above $17,000
Nave Cosmos	Chemical Tanker	25,130	Q4 2010	10,238 (1)	February 2011	None
Shinyo Splendor	VLCC	306,474	1993	38,019	5/18/2014	None
Shinyo Navigator	VLCC	300,549	1996	42,705	12/18/2016	None
C. Dream	VLCC	298,570	2000	29,625 (2)	3/15/2019	50% above $30,000
						40% above $40,000
Shinyo Ocean	VLCC	281,395	2001	38,400	1/10/2017	50% above $43,500
Shinyo Kannika	VLCC	287,175	2001	38,025	2/17/2017	50% above $44,000
Shinyo Saowalak	VLCC	298,000	2010	48,153	6/15/2025	35% above $54,388
						40% above $59,388
						50% above $69,388
Owned Vessels to be Delivered
Nave Polaris	Chemical Tanker	25,000	Q4 2010
Shinyo Kieran	VLCC	298,000	Q2 2011	48,153	6/15/2026	35% above $54,388
						40% above $59,388
						50% above $69,388
TBN	LR 1	75,000	Q4 2011
TBN	LR 1	75,000	Q4 2011
TBN	LR 1	75,000	Q3 2012
TBN	LR 1	75,000	Q4 2012
TBN	MR 2	50,000	Q1 2012
TBN	MR 2	50,000	Q2 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q3 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012
TBN	MR 2	50,000	Q4 2012

Options to Acquire Vessels(3)
TBN	LR 1	75,000	Q4 2012
TBN	LR 1	75,000	Q4 2012

(1)	Charterer’s option to extend the charter out rate for an additional three months at $12,188 per day.

(2)	Vessel sub-chartered at $34,843 per day over the next two years.

(3)	Our options to acquire these two LR1 vessels expire on March 31, 2011. These vessels are not considered part of our core fleet.
Competitive Strengths
     We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:
     Modern, High-Quality Fleet. We own a large fleet of modern, high-quality double-hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double-hull vessels. We also have a large proportion of newbuild product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.0 billion, including investments of approximately $0.6 billion in newbuilding constructions. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the fourth quarter of 2012, the average age of our fleet will be 4.4 years. We believe that owning and maintaining a modern, high-quality fleet reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.
     Operating Visibility Through Contracted Revenues. Eight of the nine vessels that we have taken delivery of, as well as one that we will take delivery of in the second quarter of 2011, are chartered-out with an average remaining charter period of approximately 7.2 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of November 30, 2010, we have charters covering 95.6% of available days in 2010, 81.3% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our seven VLCC tankers, two contracted LR1 tankers and one chemical tanker represent at least $33.2 million in 2010, $107.4 million in 2011, $116.1 million in 2012 and $109.5 million in 2013 of aggregate contracted net charter revenue, exclusive of any profit sharing. The fixed revenue provided by the charter contracts we currently have in place are expected to be able to cover the total cash expenses (including the operating expenses, estimated debt service requirements and corporate overhead) of our entire existing or contracted fleet as it is delivered over 2010, 2011 and 2012.
     Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long-haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short- to medium-haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.
     High-Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long-, medium- and short-term charters. We are committed to providing safe and quality transportation services and developing and maintaining long-term relationships with our customers, and we believe that our modern fleet will allow us to charter-out our vessels to high-quality counterparties and for long periods of time. Our current charterers include Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of COSCO, one of China’s largest state-owned enterprises specializing in global shipping, logistics and ship building and repairing, Sinochem, a “Fortune Global 500” company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group; or their affiliates.
     An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.
Business Strategy
     We seek to generate predictable and growing cash flow through the following:
     Strategically Manage Sector Exposure. We intend to operate a fleet of crude carriers and product and chemical tankers, which we believe will provide us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector-specific opportunities through varying economic cycles.
     Enhance Operating Visibility With Charter-Out Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time charters, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. As of November 30, 2010, we have charters covering 95.6% of available days in 2010, 81.3% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product and chemical tankers we have acquired over the next two years, as we draw nearer to taking delivery of the vessels.

     Capitalize on Low Vessel Prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry to make selective acquisitions of young, high-quality, modern, double-hulled vessels in the crude oil, product and chemical tanker transportation sectors. We are focused on purchasing tanker assets at favorable prices. We believe that the recent financial crisis and developments in the marine transportation industry created significant opportunities to acquire vessels in the tanker market near historically low prices on an inflation adjusted basis. Developments in the banking industry continue to limit the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with access to additional available financing. Although there has been a trend towards consolidation over the past 15 years, the tanker market remains fragmented. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.
     Implement and Sustain a Competitive Cost Structure. Pursuant to a management agreement, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of the VLCC vessels, affiliates of the seller of such vessels, are technical ship management companies that have provided technical management to the VLCC vessels prior to the consummation of the acquisition of a fleet of seven VLCC tankers, for an aggregate purchase price of $587.0 million (the “VLCC Acquisition”). These technical managers will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with Navios Holdings, management fees of our vessels are fixed for the first two years of the agreement. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.
     Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.
     Benefit from Navios Holdings’ Leading Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to allocate appropriately capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.
     Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high-credit, quality-collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We believe that we will benefit from these established policies. In addition, we are exploring the possibility of participating in credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). While we may seek to benefit from such insurance, no assurance can be provided that we will qualify for or choose to obtain this insurance.
Corporate History and Information
     Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. On July 1, 2008, we consummated our initial public offering representing gross proceeds of $253.0 million.

     On May 25, 2010, we consummated the acquisition of 13 vessels (11 product tankers and two chemical tankers), for an aggregate purchase price of $457.7 million, including amounts to be paid for future contracted vessels to be delivered. On September 10, 2010, we consummated the VLCC Acquisition. On October 26, 2010, we acquired two new build LR1 product tankers scheduled for delivery in the fourth quarter of 2011 for a nominal price of $87.0 million.
     On November 19, 2010, we completed the public offering of 6,500,000 shares of our common stock, raising gross proceeds of $35.7 million.
     Our common stock, units and warrants are currently traded on the New York Stock Exchange under the symbols “NNA,” “NNA.U” and “NNA.WS,” respectively.
     We maintain our principal executive offices at 85 Akti Miaouli Street, Piraeus, Greece 185 38. Our telephone number at that address is (011) +30 210 417 2050. Our website address is www.navios-acquisition.com. The information on our website is not a part of this prospectus.

The Offering
     The summary below describes the principal terms of the securities being offered hereunder. Certain of the terms and conditions described below are subject to important limitations and exceptions.

Shares of Common Stock Offered by the Selling Stockholder	1,894,918 shares of our common stock.

Common Stock to be Outstanding Immediately after this Offering	48,410,572 shares of our common stock.

Use of Proceeds	We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of these shares of our common stock by the selling stockholder.

Trading Symbol for Our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “NNA.”

Offering Price	All or part of the shares of common stock offered hereby may be sold from time to time in amounts and on terms to be determined by the selling stockholder at the time of sale.

Risk Factors	Investing in our common stock involves substantial risks. In evaluating an investment in our common stock, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors” beginning on page 10 for risks involved with an investment in our common stock.

RISK FACTORS

The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations. Any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Our Business

We have a limited combined operating history, and you will have a limited basis on which to evaluate our ability to achieve our business objectives. We may not operate profitably in the future.

We are a company with limited combined operating results to date Accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives. We completed our initial public offering on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by our stockholders on May 25, 2010, we completed the Product and Chemical Tanker Acquisition. Three of the 13 vessels were delivered in the second, third and fourth quarter of 2010, with the remaining vessels under the Acquisition Agreement scheduled to be delivered in the future. The vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the two vessels delivered in the second and third quarters of 2010 have only recently been chartered since their respective delivery. On September 10, 2010, we completed the VLCC Acquisition, with the six vessels already operating and with one of the seven vessels scheduled to be delivered in the future. On October 26, 2010, we entered into agreement to acquire two vessels scheduled for delivery in the fourth quarter of 2011. Our historical financial statements do not fully reflect the combined operating results of the acquisitions we have completed. Furthermore, the combined historical financial statements of the subsidiaries owning the seven VLCC vessels do not necessarily reflect the actual results of operations, financial position and cash flow that we would have had if we had operated those subsidiaries as part of our business during such periods or of our future results. Further, we can give no assurance that the results reflected in our pro forma financial information included in our filings will be achieved or reflect how our business would have performed in the periods covered or in the future. Accordingly, our historical financial statements and pro forma financial information may not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We cannot assure you that we will be able to implement our business strategy and thus we may not be profitable in the future.

Delays in deliveries of our newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Our newbuilding vessels, as well as any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	our inability to finance the purchase of the vessel.

If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no specific plans to further expand our fleet, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have a material adverse effect on our financial condition and results of operation.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We cannot assure you that we will maintain for all of our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.

If our vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. Our vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, our vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.

For example, in January 2009, one of the vessels we acquired, Shinyo Splendor, was scheduled for a special survey during which steel renewal work was to be undertaken at a Chinese state-owned shipyard. Due to a shortage of workers to service the vessel during the Chinese New Year period and inclement weather during repairs, the steel renewal work took longer than expected and the Shinyo Splendor was drydocked for more than the scheduled 30 days.

We are dependent on a subsidiary of Navios Holdings for the technical and commercial management of our fleet, which may create conflicts of interest.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to our Manager, a subsidiary of Navios Holdings, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers.

Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings or our Manager. These conflicts may arise in connection with the provision of chartering services to us for our fleet versus carriers managed by Navios Holdings’ subsidiaries or other companies affiliated with Navios Holdings.

We rely on our technical managers to provide essential services to our vessels and run the day-to-day operations of our vessels.

Pursuant to technical management agreements, which involve overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, our current technical managers provide services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical managers of the VLCC vessels, affiliates of the Seller of such vessels, are technical ship management companies that have provided technical management to the acquired VLCC vessels prior to the consummation of the VLCC Acquisition. These technical managers will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided directly by the Manager. However, in the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of these services by the current technical managers, and, subsequently, by the Manager. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Manager to garner the approvals necessary to become our technical manager for the VLCC vessels could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.

Risks Relating to Our Industry

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could materially adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies experienced a major economic slowdown with effects that are ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 655 in mid-November 2009, which represents a decline of approximately 72%. As of November 12, 2010, it stands at 803. The Baltic Clean Tanker Index has fallen from 1,509 in the early summer of 2008 to 457 in mid-November 2009, or approximately 70%. It has since rallied to 619 as of November 12, 2010. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5 million barrels per day in August 2010. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, product and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Our six on-the-water VLCC vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2025. The acquired newbuilding is expected to operate on a charter that expires during 2026. Although time charters generally provide reliable revenue, they will also limit the portion of our fleet available for spot market voyages. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Eight of the vessels we acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of the LR1 product tanker vessels and six of the VLCC vessels that we acquired are secondhand vessels, and we may acquire more secondhand vessels in the future. Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of the VLCC vessels may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.

Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.

Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive VLCC shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ the VLCC vessels in the highly competitive product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of VLCCs can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our Mortgaged Vessels. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

In addition, as vessels grow older, including the Collateral, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for the six on-the-water VLCC vessels expire during the period from and including 2014 through 2025 and the VLCC newbuilding is expected to operate under a charter agreement that expires in 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

The crude oil, product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.

The crude oil, product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.

The current global economic downturn may negatively impact our business.

In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	We may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	The market value of our vessels could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilities or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCC vessels.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and the technical managers are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.

Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.

Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

The loss of any of our customers, a customer’s failure to perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss of any of our vessels or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.

Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. We intend to purchase credit default insurance against our charterers; however, there can be no assurance that such insurance will be available at commercially reasonable rates or at all. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

In addition, the charterers of our VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for our VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We maintain insurance, consistent with industry standards, against these risks on our vessels and other business assets. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower our profitability and be detrimental to our operations.

Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. Pursuant to such legislation, we would be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For all vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and at August 31, 2010 was in effect in 54 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

We operate a fleet of product and chemical tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (“CLC”) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker oil spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the CLC and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the May 2010 oil spill at an offshore oil drilling rig in the Gulf of Mexico.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels subject to specified limits and conditions. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the Protocol of 1996. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage may be subject to certain exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

In recent months, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In particular, the United States has enacted new legislation which imposed new sanctions that specifically restrict shipping refined petroleum into Iran (our tankers do not engage in the activities specifically identified by these sanctions). There has also been an increased focus on economic and trade sanctions enforcement that has led recently to a significant number of penalties being imposed against shipping companies.

We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, stowaways, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Damage and loss could arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Any of these circumstances or events could substantially increase our costs. For instance, if our vessels or vessels that we charter suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and can be substantial. We may have to pay dry-docking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or dry-docked at the same time. The involvement of our vessels or vessels that we charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.

Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Beginning in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker that was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We or the charterer may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any of our vessels or vessels we charter, or an increase in cost, or unavailability of insurance for any of our vessels or vessels we charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

The United States and other parts of the world are exhibiting volatile economic trends. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty could hamper our ability to finance such acquisitions.

In addition, the economic slowdown in the Asia-Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the nine month period ended September 30, 2010, the value of the U.S. dollar increased by approximately 5.3% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Labor interruptions and problems could disrupt our business.

Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition.

The market value of our vessels that we have acquired or may acquire in the future may fluctuate, which could limit the amount of funds that we can borrow, cause us to fail to meet certain financial covenants in our credit facilities and adversely affect our ability to purchase new vessels and our operating results.

The market value of tankers has been volatile. Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing charter rates; the age of the vessel; and the need to upgrade secondhand vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. To the extent that we incur debt that is secured by any of our vessels, if the market value of such vessels declines, we may be required to prepay a portion of these secured borrowings.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth (effective after delivery of the vessels, but in no case later than 2013) and loan to value ratio covenants applicable after delivery of the vessels initially of 125% or lower. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

If for any reason we sell any of our vessels at a time when prices are depressed, we could incur a loss and our business, financial condition and results of operations could be adversely affected. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

Risks Relating to the VLCC Acquisition

The indemnity may be inadequate to cover any damages.

The Securities Purchase Agreement for the VLCC vessels has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we have done substantial due diligence with respect to the acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, as there are approximately 1,378,122 shares available in escrow, it may be difficult to enforce an arbitration award for any damages in excess of such amount.

A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.

DOSCO, a wholly-owned subsidiary of the Chinese state-owned COSCO, charters four of the seven VLCC vessels (including the newbuilding). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.

One of the vessels is subject to a mutual sale provision between the subsidiary that owns the vessel and the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenue.

Shinyo Ocean is subject to a mutual sale provision whereby we or the charterer can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement. If this provision is exercised, we may not be able to obtain a replacement vessel for the price at which the vessel is sold. In such a case, the size of our fleet would be reduced and we may experience a reduction in our future revenue.

The historical financial statements of the subsidiaries owning the seven VLCC vessels contained herein may not be indicative of the future operations or the post-closing financial position of such companies.

Our filings contain audited combined financial statements of the subsidiaries owning the seven VLCC vessels for the years ended December 31, 2007, 2008 and 2009 and the unaudited condensed combined financial statements of the subsidiaries owning the seven VLCC vessels for the six month periods ending June 30, 2010 and June 30, 2009. However, such financial statements may not be indicative of the future operations or post-closing financial position of such companies. Over the past three fiscal years, such companies have experienced substantial changes from year to year in revenue and operating income, having generated $65.4 million, $90.4 million and $65.7 million of revenue in 2007, 2008 and 2009, respectively, and operating income of $12.5 million, $51.2 million and $24.1 million, respectively, for the same periods. We believe the principal reasons for the substantial year to year changes were a reduction in the spot market rate for VLCC single voyage charters, which resulted in profit share for two vessels decreasing from $16.1 million in 2008 to zero in 2009 and the longer than expected drydocking of the Shinyo Splendor in 2009.

In addition, the Securities Purchase Agreement for the acquisition of the subsidiaries owning the seven VLCC vessels required the Seller to take a number of actions that will impact the post-closing financial statements. For example, net income for the six months ended June 30, 2010 decreased by $11.6 million from $14.3 million in the six month period ended June 30, 2009 to $2.7 million in the same period of 2010 and we believe that the main reason for the decrease in such net income was a substantial loss on the mark-to-market value of certain interest rate swap agreements. Such interest rate swap agreements were extinguished in connection with the closing of the acquisition. Accordingly, such interest rate swap agreements and other items, such as administrative expenses, will have either no impact or a different impact on operations for periods post-closing.

The Securities Purchase Agreement, among other things, (i) required that certain obligations, including obligations to affiliates, be extinguished at the expense of the Seller, (ii) required that, as noted above, interest rate swap instruments be terminated, and (iii) permitted distributions of cash to the Seller. In addition, as described elsewhere herein, certain of the loan agreements were paid off or restructured. Accordingly, the post-closing balance sheet of the subsidiaries owning the seven VLCC vessels differs significantly from the balance sheet included in the financial statements included in our filings for the subsidiaries owning the seven VLCC vessels.

Given the marked fluctuations in results of operations from year to year and the operational and balance sheet impact of the transactions contemplated by the Securities Purchase Agreement, there can be no assurance that the financial statements included in our filings are indicative of the financial condition or operations of the subsidiaries owning the seven VLCC vessels subsequent to the date of such financial statements and, in particular, for periods after the consummation of the acquisition.

Risks Relating to Our Relationship with Navios Holdings and Its Affiliates

Navios Holdings has limited recent experience in the crude oil, product and chemical tanker sectors.

Our Manager, a wholly-owned subsidiary of Navios Holdings, oversees the commercial, technical and administrative management of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry, which held approximately 62.1% of our shares of common stock as of November 30, 2010. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.

Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse affect on our operations. Further, there can be no assurance that Navios Holdings will continue to own over 50% of our shares of common stock, which could also have a material adverse affect on our business.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners and Navios Holdings may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.

Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively control a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 66.9% of our issued and outstanding shares of common stock (such percentage does not include warrant ownership), which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. The interests of Ms. Frangou and our officers and directors may be different from your interests. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Risks Related to Our Common Stock and Capital Structure

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, and the guarantors are also formed in non-U.S. jurisdictions, which may negatively affect your ability to protect your interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Similarly, the guarantors were also formed in non-U.S. jurisdictions, including the Marshall Islands. Accordingly, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders of Navios Acquisition and its subsidiaries than your would in the case of a corporation incorporated in the State of Delaware or other United States jurisdictions.

We and our subsidiaries are incorporated in the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and certain of our and their officers and directors are non-U.S. residents. Although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management in the event you believe your rights have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We and our subsidiaries are organized under the laws of the Republic of the Marshall Islands and in other non-U.S. jurisdictions, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Piraeus, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such gross income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, (i) its gross U.S.-source shipping income that is “effectively connected income” will not be subject to tax on a net basis or a branch profits tax, and (ii) its gross U.S.-source shipping income that is not “effectively connected income” will not be subject to the 4% gross basis tax described below.

We expect that we and each of our vessel-owning subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our or their U.S.-source shipping income that is not effectively connected income, and any U.S.-source shipping income that is effectively connected income would be subject to tax on a net basis, as well as possible branch profits tax. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Accordingly, investors in our common stock may not be able to obtain all of the information of the type described above, and our stockholders may not be afforded the same protections or information generally available to investors holding shares in public companies in the United States.

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors.

These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. investors in our common stock.

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents, other than rents that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We were a PFIC for the 2008 and 2009 taxable years, and until recently we expected to remain a PFIC for the 2010 taxable year. However, as a result of a number of our vessels being placed into service in the last several months and a corresponding decline in our cash balances, based upon our actual and projected income, assets and activities and an opinion of counsel (which is based on representations and projections provided by us to our counsel regarding our assets, income and charters and the validity of which is conditioned on the accuracy of such representations and projections), our conclusion regarding our PFIC status for the 2010 taxable year has changed. Accordingly, we should not be treated as a PFIC for United States federal income tax purposes for the 2010 taxable year and subsequent taxable years. Therefore, commencing in 2010, we intend to treat the gross income we derive or are deemed to derive (currently and in the future) from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate (currently and in the future) in connection with the production of that income (including contractual deposits for vessels to be delivered in the future) should not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Thus, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept the opinion of our counsel and our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in the 2010 taxable year or future taxable years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations. For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. investors in our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such U.S. investors), such U.S. investors would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the U.S. investor’s holding period for our common stock. In addition (i) any dividends received by a non-corporate U.S. investor in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if an individual U.S. investor who does not make either a QEF election or a mark-to-market election dies while owning our common stock, such investor’s successor generally would not be entitled to a step-up in tax basis with respect to such stock. If we are treated as a PFIC for the 2010 taxable year or any future taxable year during the holding period of a U.S. investor in our common stock, unless the U.S. investor makes a timely QEF election or a timely mark-to-market election for the first taxable year in which the U.S. investor holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. investor is treated as a direct or indirect U.S. investor in our common stock even if we are not a PFIC for such years. A U.S. investor in our common stock is encouraged to consult its tax adviser with respect to any available elections that may be applicable in such a situation. In addition, a U.S. investor in our common stock should consult its tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

We may choose to redeem our outstanding warrants included in the units sold in our initial public offering at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as part of our units sold in our initial public offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption; provided, however, a current registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.

Registration rights held by our initial stockholders and others may have an adverse effect on the market price of our common stock.

Our initial stockholders are entitled to demand that we register the resale of their shares purchased prior to our initial public offering and the shares of common stock underlying their founding warrants at any time after they are released from escrow, which, except in limited circumstances, will not be before May 28, 2011, the first year anniversary of the consummation of our initial vessel acquisition. If such stockholders exercise their registration rights with respect to all of their shares, including share issued as a result of the completion of the warrant exercise program, there will be an additional 12,592,645 shares of common stock eligible for trading in the public market. In addition, Navios Holdings, is entitled to demand the registration of the securities underlying the 7,600,000 sponsor warrants, which have been exercised into 7,600,000 shares of common stock, at any time. In addition, a third party holder has registration rights with respect to 1,894,918 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 22,087,563 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on the NYSE in the future.

If the NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Risks Related to Our Indebtedness

We may not be able to access our debt financing, which may affect our ability to make payments with respect to our vessels.

Our ability to borrow amounts under our current and future credit facilities will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, including a minimum liquidity financial covenant, and to circumstances that may be beyond our control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as us. Prior to each drawdown, we will be required, among other things, to provide our lenders with satisfactory evidence that certain conditions precedent have been met. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under certain of our credit facilities without obtaining a waiver or consent from the respective lenders.

We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments

We have substantial indebtedness, and we may also increase the amount of our indebtedness in the future. The terms of our credit facilities and other instruments and agreement governing our indebtedness do not prohibit us from doing so. Our substantial indebtedness could have important consequences for our stockholders.

Because of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our existing debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under the credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends.

As of November 30, 2010, we had fully financed the $1,131.7 million total acquisition price of our 15 product and chemical tankers and seven VLCC tankers with:

•	$883.6 million of debt;

•	$11.0 million (nominal value) by the issuance of Navios Acquisition common shares to the Seller in connection with the acquisition of VLCC tankers;

•	$5.4 million (nominal value) by the issuance of Navios Acquisition Series B Convertible Preferred Stock in connection with the acquisition of two new build LR1 product tankers scheduled to be delivered in the fourth quarter of 2011; and

•	$231.7 million in cash.

We are required to dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends.

If we are unable to service our debt, it could have a material adverse effect our financial condition and results of operations.

The agreements and instruments governing our indebtedness do or will contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect our stockholders.

The agreements and instruments governing our indebtedness impose certain operating and financial restrictions on us. Among other restrictions, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions in sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels; and

•	enter into certain transactions with our affiliates.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future credit agreement may include similar or more restrictive restrictions.

Our credit facilities contain requirements that the value of the collateral provided pursuant to the credit facilities must equal or exceed by a certain percentage the amount of outstanding borrowings under the credit facilities and that we maintain a minimum liquidity level. In addition, our credit facilities contain additional restrictive covenants, including a minimum net worth requirement and maximum total net liabilities over net assets. It is an event of default under our credit facilities if such covenants are not complied with or if Navios Holdings, Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and their affiliates cease to hold a minimum percentage of our issued stock. In addition, the indenture governing the notes also contains certain provisions obligating us in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to a mortgaged vessel, as defined in the indenture. Our ability to comply with the covenants and restrictions contained in our agreements and instruments governing our indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are unable to comply with these covenants and restricting, our indebtedness could be accelerated. If we are unable to repay indebtedness, our lenders could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our agreements and instruments governing our indebtedness. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

We and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our credit facilities and the indenture governing our notes do not prohibit us or our subsidiaries from doing so. If new indebtedness is added to our current indebtedness levels, the related risks that we now face would increase and we may not be able to meet all our indebtedness obligations.

Our ability to generate the significant amount of cash needed to service our other indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.

We will use cash to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional indebtedness as we expand our fleet, which could increase our ratio of indebtedness to equity. The need to service our indebtedness may limit funds available for other purposes and our inability to service indebtedness in the future could lead to acceleration of our indebtedness and foreclosure on our owned vessels.

Our credit facilities mature on various dates through 2020 and our notes mature on November 1, 2017. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. Our credit facilities, the indenture governing our notes, and any future indebtedness may, restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under our credit facilities (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

Most of our credit facilities require that we maintain loan to collateral value ratios in order to remain in compliance with the covenants set forth therein. If the value of such collateral falls below such required level, we would be required to either prepay the loans or post additional collateral to the extent necessary to bring the value of the collateral as compared to the aggregate principal amount of the loan back to the required level. We cannot assure you that we will have the cash on hand or the financing available to prepay the loans or have any unencumbered assets available to post as additional collateral. In such case, we would be in default under such credit facility and the collateral securing such facility would be subject to foreclosure by the applicable lenders.

Moreover, certain of our credit facilities are secured by vessels currently under construction pursuant to shipbuilding contracts. Because we rely on these facilities to finance the scheduled payments as they come due under the shipbuilding contracts, it is possible that any default under such a facility would result, in the absence of other available funds, in default by us under the associated shipbuilding contract. In such a case, our rights in the related newbuild would be subject to foreclosure by the applicable creditor. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

An increase or continuing volatility in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, earnings and cash flow.

Amounts borrowed under our term loan facilities fluctuate with changes in LIBOR. LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability, earnings and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness. Because the interest rates borne by our outstanding indebtedness may fluctuate with changes in LIBOR, if this volatility were to continue, it could affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that could constitute a change of control will constitute a default under our credit facilities. There are also change of control events that would constitute a default under the credit facilities that would not be a change of control under the indenture. In addition, our credit facilities prohibit the purchase of notes by us in the event of a change of control, unless and until such time as the indebtedness under our credit facilities is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under our credit facilities and any of our other indebtedness that contains similar provisions; or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under our credit facilities.

Our inability to repay the indebtedness under our credit facilities will constitute an event of default under the indenture governing the notes, which could have materially adverse consequences to us. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our credit facilities and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We may seek to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our credit facilities, the indenture or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
          We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “expect”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.
          The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
          In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.
          We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PRICE RANGE OF OUR SECURITIES
     Our common stock and warrants are currently traded on the New York Stock Exchange under the symbols “NNA” and “NNA.WS” respectively, and on November 30, 2010, the last reported sales prices of our common stock and warrants were $4.57 per share and $1.35 per share, respectively. We also have a current trading market for our units. One unit consists of one share of our common stock and one warrant, with each warrant entitling the holder to purchase one share of common stock at an exercise price of $7.00. Our units also trade on the New York Stock Exchange under the symbol “NNA.U”, and the last reported sales price of the units on November 30, 2010 was $6.85 per share.
     The following tables set forth, for the periods indicated, the reported high and low quoted closing prices per share of our units, common stock and warrants.

	Units		Common Stock		Warrants
Year Ended	High	Low	High	Low	High	Low
December 31, 2009	$10.55	$8.61	$9.90	$8.57	$0.81	$0.16
December 31, 2008**	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14

	Units		Common Stock		Warrants
Quarter Ended	High	Low	High	Low	High	Low
December 31, 2010 (through November 30, 2010)	$8.31	$6.85	$5.80	$4.57	$1.40	$1.25
September 30, 2010	$8.81	$8.31	$6.85	$5.49	$1.43	$1.00
June 30, 2010*	$11.54	$8.81	$9.95	$6.38	$1.58	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.64	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14

	Units		Common Stock		Warrants
Month Ended	High	Low	High	Low	High	Low
November 30, 2010	$8.00	$6.85	$5.80	$4.57	$1.35	$1.31
October 31, 2010	$8.31	$8.00	$5.59	$5.49	$1.40	$1.25
September 30, 2010	$8.35	$8.31	$5.91	$5.49	$1.35	$1.13
August 31, 2010	$8.57	$8.56	$6.40	$5.64	$1.41	$1.29
July 31, 2010	$8.81	$8.57	$6.85	$5.82	$1.40	$1.00
June 30, 2010*	$9.10	$8.81	$6.84	$6.38	$1.24	$1.04
May 31, 2010	$11.54	$9.10	$9.78	$6.56	$1.40	$1.15

(*)	The Company completed its initial vessel acquisition on May 28, 2010. Prior to such date, the Company was not an operating company and, accordingly, prices prior to such date may not be meaningful.

(**)	Period beginning July 1, 2008.

SELLING STOCKHOLDER
     This prospectus relates to the disposition from time to time of up to 1,894,918 shares of our common stock held by the selling stockholder named herein.
     On September 10, 2010, we issued an aggregate of 1,894,918 shares of our common stock to the selling stockholder as part of the aggregate purchase price of $587.0 million that we paid as consideration for our acquisition of a fleet of seven VLCC tankers pursuant to the Securities Purchase Agreement, dated as of July 18, 2010, by and between us and the selling stockholder. Pursuant to the Securities Purchase Agreement, we are obligated to use reasonable efforts to cause a resale registration statement as to such issued shares to become effective by December 9, 2010. We are therefore filing a registration statement, of which this prospectus constitutes a part, in order to permit the selling stockholder and its permitted transferees and assigns to resell to the public the shares of our common stock.
     The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholder as of November 30, 2010, based on 48,410,572 shares of outstanding common stock as of such date. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholder. The information is based in part on information provided by or on behalf of the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after November 30, 2010 through the exercise or conversion of stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, the selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder. We will not receive any of the proceeds from the sale of shares our common stock by the selling stockholder.

	Number of	Ownership		Number of	Ownership
	Shares Owned	Percentage	Number of	Shares Owned	Percentage
	Prior to	Prior to	Shares Being	After	After
Name of Selling Stockholder	Offering	Offering (1)	Offered (2)	Offering (3)	Offering (3)
Vanship Holdings Limited	1,894,918	3.9%	1,894,918	0	0

(1)	This percentage is calculated using as the numerator, the number of shares of common stock included in the prior column, and as the denominator, 48,410,572 shares of common stock that were issued and outstanding as of November 30, 2010.

(2)	The number of shares in this column represents all of the shares that the selling stockholder may dispose of under this prospectus.

(3)	We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may choose not to sell any of the shares of common stock offered by this prospectus. Because the selling stockholder may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares of common stock covered by this prospectus upon the completion of the offering.

CAPITALIZATION AND INDEBTEDNESS
     The following table sets forth our capitalization at September 30, 2010:
     (Expressed in Thousands of U.S. dollars except share data)

September 30, 2010
Long-term debt(1)	$652,981

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 3,000 shares issued and outstanding(2)	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 41,910,572 shares issued and outstanding(3)	4
Additional paid-in-capital	236,046
Accumulated Deficit	(8,719)

Total stockholders’ equity	$227,331

Total capitalization	$880,312

(1)	Following the issuance of the Ship Mortgage Notes on October 21, 2010, and net proceeds raised of $386.5 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totaling approximately $343.8 million (net of $1.6 million repayments effected after September 30, 2010), and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility. In addition, on October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. As of November 30, 2010, the amount of $29.7 million was drawn from our credit facilities.

(2)	On October 29, 2010, we issued 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two new build LR1 product tankers.

(3)	On November 19, 2010, we completed the public offering of 6,500,000 shares of our common stock, raising net proceeds of $33.5 million. As of November 30, 2010, Navios Acquisition had 48,410,572 shares issued and outstanding.

USE OF PROCEEDS
     We will not receive any proceeds from the sale by the selling stockholder of any of the shares of common stock covered by this prospectus.
PLAN OF DISTRIBUTION
     We have registered the shares of common stock on behalf of the selling stockholder. For the purposes herein, the term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from the selling stockholder as a gift, pledge, corporate dividend, partnership or limited liability company distribution or other transfer. We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisors to the selling stockholder. Any commissions, discounts, or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder. The selling stockholder may offer their shares at various times in one or more of the following transactions, or in other kinds of transactions:
•	transactions on the New York Stock Exchange;

•	in private transactions other than through the New York Stock Exchange;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions;

•	in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.
     The selling stockholder also may resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if they meet the criteria and conform to the requirements of that rule.
     The selling stockholder may sell its shares at quoted market prices, at prices based on quoted market prices, at negotiated prices or at fixed prices. The selling stockholder may use broker-dealers to sell its shares. If this happens, broker-dealers may either receive discounts or commissions from the selling stockholder, or they may receive commissions from purchasers of shares for whom they acted as agents.
     The selling stockholder and any broker-dealers or agents that participate with the selling stockholder in the sale of shares may be “underwriters” within the meaning of the Securities Act. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act, as amended.
     Under the rules and regulations of the SEC, any person engaged in the distribution or the resale of our common stock may not simultaneously buy, bid for or attempt to induce any other person to buy or bid for our common stock in the open market for a period of two business days prior to the commencement of the distribution. The rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, may limit the timing of purchases and sales of our common stock by the selling stockholder.
ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     We are incorporated under the laws of the Republic of the Marshall Islands. A majority of the directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of the assets and the assets of the directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon Navios Acquisition or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Navios Acquisition or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
     We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

DESCRIPTION OF SECURITIES
General
     We are authorized to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of November 30, 2010, 48,510,972 shares of common stock were outstanding, held by eight holders of record, 3,000 shares of preferred stock have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and 540 shares of preferred stock have been designated as Series B Convertible Preferred Stock (the “Series B Preferred Stock”) are currently outstanding. As of November 30, 2010, 6,037,994 public warrants are outstanding.
Units
Public stockholders’ units
     Each unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $7.00 per share.
Sponsor units
     Our initial stockholders owned 6,325,000 sponsor units. Each sponsor unit consisted of one share of common stock and one warrant. As a result of the recently completed public warrant program and subsequent exercise in September 2010, of all the warrants underlying the sponsor units, were exercised and no longer exist.
Common stock
     Our stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders.
     Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.
     Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or conversion provisions applicable to the common stock.
Preferred stock
     Our amended and restated articles of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.
     On September 16, 2010, we designated 3,000 shares of preferred stock as Series A Preferred Stock. The Series A Preferred Stock does not have any voting rights and may be converted into common stock at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of Series A Preferred Stock remaining outstanding on December 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. On September 17, 2010, the 3,000 shares of Series A Preferred Stock were issued but will only be distributed in trenches of 300 shares every six months commencing in June 30, 2011 and ending on December 31, 2015, such that the shares of Series A Preferred Stock, and the shares of common stock underlying them, will only be eligible for transfer upon distribution to the holder.
     On October 29, 2010, we designated 540 shares of preferred stock as Series B Preferred Stock. The Series B Preferred Stock contains a 2% per annum dividend payable quarterly, accruing from January 1, 2011, and commences payment on March 31, 2011. Accrued but unpaid dividends may be paid upon conversion in accordance with the mandatory conversion terms of the Series B Preferred Stock. The Series B Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock of not less than $25.00. The holder of the Series B Preferred Stock shall have the right to convert the shares of Series B Preferred Stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The Series B Preferred Stock does not have any voting rights.
Warrants
Warrants issued as part of public units
     Each warrant issued in connection with the initial public offering entitles the registered holder to purchase one share of our common stock at a price of $7.00 per share, subject to adjustment as discussed below. As a result of our recently completed warrant program, 19,262,006 warrants were exercised, and, as of November 30, 2010, 6,037,994 of the public warrants were outstanding.
     The outstanding warrants will expire on June 25, 2013 at 5:00 p.m., Eastern Standard Time, or earlier upon redemption.
     We may redeem the outstanding warrants at any time:
•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.
     In addition, we may not call the warrants for redemption unless the shares of common stock underlying the warrants purchased as part of the units in our initial public offering are covered by an effective registration statement and a current prospectus from the date of the call notice through the date fixed for redemption.

     The terms of our warrants, including the exercise price and the duration of the exercise period thereof, as well as any other term whose amendment may adversely affect the interest of the registered warrant holders, may be amended with the prior written consent of each of the underwriters of our initial public offering and the registered holders of a majority of the then-outstanding warrants.
     We have established these criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise their warrant prior to the date scheduled for redemption; however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made.
     The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us.
     If we call the warrants for redemption as described above, we will have the option to require all holders that exercise warrants thereafter to do so on a “cashless basis,” although the public stockholders are not eligible to do so at their own option. Otherwise, a public warrant may only be exercised for cash. In the event we choose to require a “cashless exercise,” each exercising holder must pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
     The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation or other similar event. However, the warrants will not be adjusted for issuances of common stock at a price below their exercise price.
     The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
     No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement entered into in connection with the initial public offering, we agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire and be worthless.
     No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.
Sponsor warrants
     In a private placement prior to our initial public offering, we sold Navios Holdings 7,600,000 sponsor warrants, at $1.00 per warrant, to purchase 7,600,000 shares of our common stock at a per-share exercise price of $7.00. As a result of, and subsequent to, the recently completed public warrant program, all of the 7,600,000 sponsor warrants were exercised into 7,600,000 shares of common stock and no longer exist.
8 5/8% First Priority Ship Mortgage Notes
     On October 21, 2010, we and Navios Acquisition Finance (US) Inc. (“Acquisition Finance”, and together with us, the “Co-Issuers”) issued $400.0 million aggregate principal amount of 8 5/8% first priority ship mortgage notes due 2017 (the “Secured Notes”). Interest on the Secured Notes will be payable each year on May 1 and November 1, commencing on May 1, 2011. At any time before November 1, 2013, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Secured Notes with the net proceeds of a public equity offering at 108.625% of the principal amount of the Secured Notes, plus accrued and unpaid interest and any additional interest as set forth in the Secured Notes, if any, so long as at least 65% of the originally issued aggregate principal amount of the Secured Notes remains outstanding after such redemption and such redemption occurs not more than 180 days after the date of the closing of the relevant equity offering. In addition, the Co-Issuers have the option to redeem the Secured Notes in whole or in part, at any time (1) before November 1,

2013, at a redemption price equal to 100% of the principal amount plus a make whole price that is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at redemption prices as set forth in the indenture. The Co-Issuers also have the option to redeem the Secured Notes in whole but not in part at 100% of the principal amount of the Secured Notes, plus accrued and unpaid interest and any additional interest, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the holders of the Secured Notes may require the Co-Issuers to repurchase some or all of the Secured Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.
     The Secured Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Acquisition’s direct and indirect subsidiaries (other than Acquisition Finance). The guarantees of Navios Acquisition’s subsidiaries that own mortgaged vessels are senior secured guarantees to the extent of the value of the collateral securing such guarantee and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Secured Notes are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture also contains customary events of default.
     In addition, the Co-Issuers and the guarantors have entered into a registration rights agreement dated as of October 21, 2010. Under the registration rights Agreement, the Co-Issuers and the guarantors have agreed to: (a) prepare and file a registration statement on or before May 19, 2011 (the “Outside Date”) enabling the holders of the Secured Notes to exchange the privately placed Secured Notes for publicly registered notes with substantially identical terms (other than provisions with respect to payment of additional interest upon a registration default); (b) use their commercially reasonable efforts to have such registration statement declared effective not later than 120 days after the Outside Date; (c) use their commercially reasonable efforts to complete the exchange offer no later than 185 days after the Outside Date; and (d) file a shelf registration statement for the resale of the Secured Notes if the Co-Issuers and the guarantors cannot effect an exchange offer within the time periods listed above and in other circumstances.
Registration Rights
     Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the initial public offering, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants) and any shares of common stock purchased in connection with the business combination are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights, (which, in the case of the sponsor units, do not commence until November 24, 2010). In addition, in connection with the issuance of 1,894,918 shares of common stock pursuant to the acquisition of seven vessels completed on September 10, 2010, we granted registration rights for such shares. We are obligated to use our reasonable efforts to cause a resale registration statement to become effective by December 9, 2010, of which registration statement this prospectus constitutes a part. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us.
     In addition, as described above under “8 5/8% First Priority Ship Mortgage Notes,” we have entered into a registration rights agreement with the holders of our 8 5/8% first priority ship mortgage notes.
Dividends
     The Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend is payable on January 12, 2011 to shareholders of record as of December 8, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements.
Transfer Agent and Warrant Agent
     The transfer agent for Navios Acquisition’s securities and warrant agent for Navios Acquisition’s warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

EXPENSES
     The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$635
Printing and engraving expenses	$5,000	*
Legal fees and expenses	$45,000	*
Accounting fees and expenses	$40,000	*
Miscellaneous	$2,865

Total	$93,500

*	Estimated
LEGAL MATTERS
     Reeder & Simpson P.C., Marshall Islands counsel, will provide us with an opinion as to the legal matters in connection with the securities we are offering.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Registration Statement by reference to the Annual Report on Form 20-F for the year ended December 31, 2009 have been so incorporated in reliance on the report of Rothstein Kass & Company, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The combined financial statements of Shinyo Loyalty Limited, Shinyo Kannika Limited, Shinyo Navigator Limited, Shinyo Ocean Limited, Shinyo Dream Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited (collectively, the “Vessel-Owning Subsidiaries”) as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009, have been incorporated by reference herein in reliance upon the report of KPMG, Certified Public Accountants, Hong Kong, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
MATERIAL CHANGES
Not applicable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. The documents we are incorporating by reference as of their respective dates of filing are:
•	Annual Report on Form 20-F for the year ended December 31, 2009 filed on January 29, 2010;

•	Report on Form 6-K filed on April 8, 2010;

•	Report on Form 6-K filed on April 12, 2010;

•	Report on Form 6-K filed on April 26, 2010;

•	Report on Form 6-K filed on May 4, 2010;

•	Report on Form 6-K filed on May 24, 2010;

•	Report on Form 6-K filed on May 27, 2010;

•	Report on Form 6-K filed on June 4, 2010;

•	Report on Form 6-K filed on July 21, 2010;

•	Report on Form 6-K filed on July 22, 2010;

•	Report on Form 6-K filed on July 26, 2010;

•	Report on Form 6-K filed on July 27, 2010;

•	Report on Form 6-K filed on July 29, 2010;

•	Report on Form 6-K filed on August 6, 2010;

•	Report on Form 6-K filed on August 24, 2010;

•	Report on Form 6-K filed on September 2, 2010;

•	Report on Form 6-K filed on September 8, 2010;

•	Report on Form 6-K filed on September 10, 2010;

•	Report on Form 6-K filed on September 15, 2010;

•	Report on Form 6-K filed on September 21, 2010;

•	Report on Form 6-K filed on October 13, 2010;

•	Report on Form 6-K filed on October 26, 2010;

•	Report on Form 6-K filed on November 8, 2010;

•	Report on Form 6-K filed on November 9, 2010;

•	Report on Form 6-K filed on November 10, 2010;

•	Report on Form 6-K filed on November 12, 2010;

•	Report on Form 6-K filed on November 15, 2010;

•	Report on Form 6-K filed on November 16, 2010;

•	Report on Form 6-K filed on November 19, 2010; and

•	The description of our common stock contained in our Form 8-A filed on June 19, 2008.

•	All subsequent reports on Form 20-F shall be deemed to be incorporated by reference into this prospectus and deemed to be a part hereof after the date of this prospectus but before the termination of the offering by this prospectus.

•	Our reports on Form 6-K furnished to the SEC after the date of this prospectus only to the extent that the forms expressly state that we incorporate them by reference in this prospectus.
          Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:
Vasiliki (Villy) Papaefthymiou
Secretary
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38
Telephone: (011) +30-210-4595000
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Government Filings
     As required by the Securities Act, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.
     We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers. We, as a “foreign private issuer”, are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter.
     You may read and copy any document we file or furnish with the SEC at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.
     Documents may also be inspected at the Financial Industry Regulatory Authority, Inc., 1735 K Street, N.W., Washington D.C. 20006.
Information provided by the Company
     We will furnish holders of our common stock with annual reports containing audited financial statements and corresponding reports by our independent registered public accounting firm, and intend to furnish quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Operating and Financial Review and Prospects” section for the relevant periods. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we intend to furnish proxy statements to any shareholder in accordance with the rule of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.
     This prospectus is only part of a Registration Statement on Form F-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:
•	inspect a copy of the Registration Statement, including the exhibits and schedules,

•	without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under our Amended and Restated Articles of Incorporation, our By-laws and under Section 60 of the Marshall Islands Business Corporations Act (“BCA”), we may indemnify anyone who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.
     A limitation on the foregoing is the statutory proviso (also found in our By-laws) that, in connection with such action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful.
     Further, under Section 60 of the BCA and our By-laws, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that their conduct was unlawful.
     In addition, under Section 60 of the BCA and under our By-laws, a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that they are or were a director or officer of the corporation, or are or were serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may be made against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Again, this is provided that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.
     Our By-laws further provide that any indemnification pursuant to the foregoing (unless ordered by a court) may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because they have met the applicable standard of conduct set forth above. Such determination may be made by the Board of Directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to any action, suit or proceeding referred to in the foregoing instances, by independent legal counsel in a written opinion or by the shareholders of the corporation.
     Further, and as provided by both our By-laws and Section 60 of the BCA, when a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the foregoing instances, or in the defense of a related claim, issue or matter, they will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with such matter.
     Likewise, pursuant to our By-laws and Section 60 of the BCA, expenses (our By-laws specifically includes attorneys’ fees in expenses) incurred in defending a civil or criminal action, suit or proceeding by an officer or director may be paid in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that they are not entitled to indemnification. The By-laws further provide that with respect to other employees, such expenses may be paid on the terms and conditions, if any, as the Board may deem appropriate.
     Both Section 60 of the BCA and our By-laws further provide that the foregoing indemnification and advancement of expenses are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in their official capacity and/or as to action in another capacity while holding office.
     Under both Section 60 of the BCA and our By-laws, we also have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in such capacity, or arising out of their status as such, regardless of whether the corporation would have the power to indemnify them against such liability under the foregoing.
     Under Section 60 of the BCA (and as provided in our By-laws), the indemnification and advancement of expenses provided by, or granted under the foregoing continue with regard to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of their heirs, executors and administrators unless otherwise provided when authorized or ratified. Additionally, our By-Laws provide that no director or officer of the corporation will be personally liable to the corporation or any shareholder of the corporation for monetary damages for breach of fiduciary duty as a director or officer, provided that a director or officer’s liability will not be limited for any breach of the director’s or the officer’s duty of loyalty to the corporation or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director or officer derived an improper personal benefit.
     In addition to the above, our By-laws provide that references to us includes constituent corporations, and defines “other enterprises” to include employee benefit plans, “fines” to include excise taxes imposed on a person with respect to an employee benefit plan, and further defines the term “serving at the request of the corporation.”
     Our Amended and Restated Articles of Incorporation set out a much abbreviated version of the foregoing.
     Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 9. EXHIBITS

Exhibit
Number	Description of Document
5.1*	Opinion of Reeder & Simpson P.C. regarding legality of the shares being registered

23.1	Consent of Rothstein Kass & Company, P.C. (Filed herewith)

23.2	Consent of KPMG (Filed herewith)

23.3*	Consent of Reeder & Simpson P.C. (to be included in Exhibit 5.1 to this Registration Statement on Form F-3).

24.1	Power of Attorney (Included on signature page).

*	To be filed by amendment.
ITEM 10. UNDERTAKINGS
The undersigned Registrant hereby undertakes:
(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
               The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
               Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Piraeus, Greece on December 1, 2010.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chairman and Chief Executive Officer

By:	/s/ Leonidas Korres
Name: Leonida Korres
Title: Chief Financial Officer
POWER OF ATTORNEY
               The registrant and each person whose signature appears below constitutes and appoints Angeliki Frangou and Vasiliki Papaefthymiou and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by each of the following persons in the capacities indicated on December 1, 2010.

Signature	Title(s)	Date
/s/ Angeliki Frangou	Chief Executive Officer	December 1, 2010
Angeliki Frangou	(principal executive officer)

/s/ Leonidas Korres	Chief Financial Officer	December 1, 2010
Leonidas Korres	(principal financial and accounting officer)

/s/ Angeliki Frangou	Chairman of the Board	December 1, 2010
Angeliki Frangou

/s/ Ted C. Petrone	Director	December 1, 2010
Ted C. Petrone

/s/ Anna Kalathakis	Director	December 1, 2010
Anna Kalathakis

/s/ George Galatis	Director	December 1, 2010
George Galatis

/s/ John Koilalous	Director	December 1, 2010
John Koilalous

/s/ Brigitte Noury	Director	December 1, 2010
Brigitte Noury

/s/ Nikolaos Veraros	Director	December 1, 2010
Nikolaos Veraros

Authorized Representative
Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States, has signed this registration statement in the City of Newark, State of Delaware, on December 1, 2010.
PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi
Title: Managing Director